Exhibit 28.1

                                                     FOR IMMEDIATE RELEASE
                                                     JULY 19, 1996
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                     SR VICE PRESIDENT, CFO
                                                     (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                     ANNOUNCES SECOND QUARTER 1996 EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. the parent company of First Federal Savings Bank today announced net income of $463,000 or $0.24 per share for the second quarter ended June 30, 1996 compared to $265,000 for the second quarter 1995, a 74% increase over the 1995 second quarter income. Net income for the six months ended June 30, 1996 was $860,000 or $0.44 per share compared with net income of $536,000 for the first half of 1995. The Company completed its initial public offering on June 27, 1995. As the conversion was effective on June 27, 1995, no earnings per share for the period ended June 30, 1995 was reported.

Net interest income after provision for loan losses for the second quarter of 1996 was $1,332,000 as compared to $878,000 for the second quarter of 1995, an increase of $454,000. The increase was primarily the result of the Bank's growth in interest earning assets funded by capital funds available. The additional income was partially offset by higher interest rates on insured deposits and on advances to the Federal Home Loan Bank of Indianapolis, while interest rates on the Bank's loan portfolio increased at a much slower pace. Net interest income after provision for loan losses for the six months ended June 30, 1996, was $2.6 million as compared to $1.7 million for the first half of 1995. Noninterest income for the second quarter of 1996 totaled $105,000 as compared to $84,000 earned during the same period in 1995. This increase of $21,000 was primarily due to additional loan related fees. Noninterest expense increased $107,000 or 18.8% from $571,000 for the second quarter of 1995 to $678,000 for the second quarter 1996. This increase was primarily attributed to additional cost associated with the adoption of the Recognition and Retention Plan (RRP) approved in January 1996. Total assets of the Company were $154.1 million at June 30, 1996 as compared to $137.6 million at December 31, 1995. The $16.5 million increase was primarily attributable to strong mortgage loan demand. Deposits increased $6.0 million from December 31, 1995 from $68.2 million to $74.2 million at June 30, 1996. Stockholders' equity at June 30, 1996 was $29.1 million, which represents a book value per outstanding share of $14.13. At June 30, 1996, the Bank exceeded all regulatory capital requirements.

Having completed its first year as a public company, NEIB continues to sharpen its focus on the improvement of shareholder value. During the first year, the Company has initiated three separate stock repurchases, repurchasing in the open market 196,391 shares of the original 2,182,125 shares issued. Of the amount repurchased 75,936 shares were purchased in order to fund the RRP and 120,455 shares have become treasury stock. The Company recently announced its intention to repurchase an additional 5% of the outstanding shares. Upon completion of this buyback, the Company will have repurchased a total of approximately 223,539 shares to be held as treasury stock.

Additionally, since becoming a public company on June 27, 1995, the Company has declared four separate dividends of $0.075 each for a total of $0.30 per share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and is traded on the NASDAQ Market under the symbol "NEIB."

            SEE ATTACHED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                        NORTHEAST INDIANA BANCORP
                                 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                               (Unaudited)

                                CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                                                                                  June 30,         December 31,
                                                                                                    1996               1995
                                                                                                    ----               ----
ASSETS
Cash and due from financial institutions ...................................................     2,921,125           2,467,934
Interest earning deposits in financial institutions-short term .............................       455,320           2,204,407
Interest earning deposits in financial institutions-long term ..............................       100,000             100,000
Securities available for sale ..............................................................     9,962,085           3,820,759
Securities held to maturity estimated market value of $920,000 and $986,000 at
     June 30, 1996 and December 31, 1995 ...................................................       919,000             985,906
Loans receivable, net of allowance for loan loss June 30, 1996 $983,861
     and December 31, 1995 $880,566 ........................................................   133,962,222         122,640,770

Other real estate owned, net ...............................................................             0                   0
Federal Home Loan Bank stock, at cost ......................................................     2,500,000           2,075,000
Premises and equipment .....................................................................     2,064,577           2,131,617
Other assets ...............................................................................     1,244,133           1,142,188
                                                                                              ------------        ------------
    Total Assets ...........................................................................  $154,128,462        $137,568,581
                                                                                              ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits ...................................................................................    74,239,757          68,202,930
Borrowed Funds .............................................................................    49,995,044          37,500,000
Accrued interest payable and other liabilities .............................................       768,889             832,606
                                                                                              ------------        ------------
     Total Liabilities .....................................................................  $125,003,690        $106,535,536
                                                                                              ------------        ------------

Retained earnings - substantially restricted ...............................................    29,124,772          31,033,045
                                                                                              ------------        ------------
    Total Liabilities and Shareholder's Equity .............................................  $154,128,462        $137,568,581
                                                                                              ============        ============

                                           CONSOLIDATED STATEMENTS OF INCOME

                                                                         Three Months Ended                     Six Months Ended
                                                                               June 30                              June 30
                                                                       1996              1995              1996               1995
                                                                       ----              ----              ----               ----
Total interest income ......................................         2,845,664         2,359,616         5,512,554         4,565,080
Total interest expense .....................................         1,463,045         1,418,396         2,811,673         2,725,958
                                                                    ----------        ----------        ----------        ----------
   Net interest income .....................................        $1,382,619        $  941,220        $2,700,881        $1,839,122
Provision for loan losses ..................................            51,000            63,288           133,200           110,538
                                                                    ----------        ----------        ----------        ----------
   Net interest income after provision for
   loan losses .............................................        $1,331,619        $  877,932        $2,567,681        $1,728,584
Total noninterest income ...................................           105,201            83,597           198,734           164,575
Total noninterest expense ..................................           678,468           571,077         1,372,114         1,088,534
                                                                    ----------        ----------        ----------        ----------
  Income before income tax expenses ........................        $  758,352        $  390,452        $1,394,301        $  804,625
Income tax expenses ........................................           295,336           125,022           534,038           268,505
                                                                    ----------        ----------        ----------        ----------
     Net Income ............................................        $  463,016        $  265,430        $  860,263        $  536,120


                             SELECTED FINANCIAL DATA

                                       Three Months Ended      Six Months Ended
                                             June 30               June 30
                                         1996       1995       1996        1995
                                         ----       ----       ----        ----
Earnings per share ...............   $   0.24        N/A    $   0.44        N/A
Net interest margin ..............       3.84       3.08        3.87       3.11
Return on average assets .........       1.24       0.86        1.19       0.89
Return on average equity .........       6.42       6.17        5.82       7.78

                                                                 At June 30th
                                                               1996        1995
                                                               ----        ----
Stockholders' equity as a % of total assets                    18.90      23.34
Book value per share                                           14.13      13.89